Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-202305) on Form S-8 of First Northwest Bancorp of our report dated December 23, 2019, with respect to the statements of net assets available for benefits of First Federal Savings and Loan Association of Port Angeles 401(k) Plan as of June 30, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended June 30, 2019, and the related supplementary information as of June 30, 2019, appearing in this Annual Report (Form 11-K) of First Federal Savings and Loan Association of Port Angeles 401(k) Plan.

/s/ Moss Adams LLP

Spokane, WA
December 23, 2019